FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2020

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes  ☐             No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Argentina Bank S.A.

Item

MATERIAL EVENT

SUMMARY OF GENERAL EXTRAORDINARY SHAREHOLDER MEETING

SUMMARY OF BANCO BBVA ARGENTINA S.A. (“BBVA ARGENTINA”) GENERAL EXTRAORDINARY SHAREHOLDERS MEETING HELD, ON FIRST CALL, ON NOVEMBER 20, 2020.

Banco BBVA Argentina S.A.’ President, María Isabel Goiri Lartigegui, called the Meeting to order at 11.31 a.m., on November 20, 2020, assumed the chairmanship of the Meeting and stated that it shall be held as a remote meeting in accordance with the Comisión Nacional de Valores (the Argentine Securities and Exchange Commission) General Resolution 830/2020. The President informed the Shareholders that, in compliance with such resolution, the recording of such Meeting was in progress in the form of a digital file, which shall be kept by the Secretary’s Office during 5 years.

The following Shareholders were identified: (i) Juan Patricio Duggan, DNI 8,007,624 representing Banco Bilbao Vizcaya Argentaria S.A. and Corporación General Financiera S.A., who expressed that his location was in the Autonomous City of Buenos Aires; (ii) Gotardo César Pedemonte, DNI 16,454,760, representing BBV América S.L. shareholder, who expressed that his location was in the Autonomous City of Buenos Aires; (iii) Alan Arntsen, DNI 13,256,430 in the name and on behalf of The Bank of New York Mellon, who expressed that his location was in the Autonomous City of Buenos Aires. Mr. Arntsen informed to the Meeting, that, in accordance with section 9, 11 and 12, Chapter II, Title II of the Rules of the Comisión Nacional de Valores, O.T. 2013, The Bank of New York Mellon acts sole and exclusively as Depository of the ADR Program, under the terms of the Deposit Agreement and therefore he will cast the votes in divergent form. Likewise, he informed that pursuant to section 13 of such rules, the Depository has delivered, in the Secretary’s Office, a copy of the registry of voting instructions; (iv) Paola Lorena Rolotti, DNI 25,185,071 in the name and on behalf of ANSES FGS (Fund of Sustainability Guarantee), Law 26,425, who expressed that her location was in Quilmes, Province of Buenos Aires; Graciela Beatriz Zambelli, DNI 10.240.759 who expressed that her location was in the Autonomous City of Buenos Aires and (vi) Juan Carlos Abelardo Máximo Zarlenga, DNI 7,851,824 who expressed that his location was in the Autonomous City of Buenos Aires.

Because of the interruption of the network connection of the Chairman of the Meeting, Jorge Delfín Luna, Board of Directors First Vice President replaced her in the chairmanship of the Meeting and expressed that, as informed previously, this Meeting is held on first call, seven (7) shareholders attend; two (2) of them per se and five (5) of them represented by proxies, who have registered a holding of 540,896,247 ordinary, book-entry shares of one vote per share and a principal amount of Ps. 1 (one) each, which represent the same amount of principal in pesos resulting in the attendance of 88,29% of a capital stock of Argentine pesos 612,659,638.

Mr. Félix Ariel Schmutz, Public Accountant, DNI 16,123,616 participates and attends on behalf of Bolsas y Mercados Argentinos S.A. and Victoria Caro, DNI 39,918,662 representing the Comisión Nacional de Valores.

Consequently, having been complied with all of the necessary legal and by-laws aspects, the Board First Vice President declared the General Extraordinary Shareholders Meeting open and the items provided for in the Agenda were considered, the voting of which originated the result informed below:

1°)	Holding of the remote Meeting in accordance with the CNV General Resolution No. 830/2020.

The holding of the remote Meeting through the Webex platform, which complies with the requirements established in the Comisión Nacional de Valores General Resolution No. 830/2020 was approved by majority of attending votes.

The counting of votes showed the following figures, as mentioned below:

Positive votes: 540,409,260

Negative votes: 98.898

Abstentions: 388.089

2°)	Appointment of two shareholders to prepare and sign the Meeting minutes, together with the Chairman of the Meeting.

The majority of attending votes approved the appointment of Banco Bilbao Vizcaya Argentaria S.A. and BBV América S.L. representatives to prepare and sign the minutes together with the Board of Directors First Vice-president, Mr. Jorge Delfín Luna, considering the impossibility that the minutes be signed by the President for residing abroad and the restrictions imposed by the COVID-19 pandemic.

The counting of votes showed the following figures, as mentioned below:

Positive votes: 540,373,278

Negative votes: 25,569.

Abstentions: 497,400.

3°)

Partial write-off of the voluntary reserve for future result distributions in the amount of AR$ 12,000,000,000 and consideration of the supplementary dividend for the same amount, so as to increase the amount of the cash dividend approved by the General Ordinary and Extraordinary Shareholders Meeting held on May 15, 2020 in the amount of AR$ 2,500,000,000, all of it subject to the prior Argentine Central Bank authorization. Delegation to the Board of the powers for the implementation thereof and for determination of a date to make it available for the shareholders, once it has been approved by the Argentine Central Bank.

The majority of attending votes approved as follows: (i) to writte-off partially the voluntary reserve, to apply the amount of AR$ 12,000,000,000 (twelve thousand million of Argentine pesos) or such lesser amount determined finally by the Argentine Central Bank, to the payment of a supplementary cash dividend as mentioned previously, pro rata to the nominal holding of each shareholder, equivalent to AR$ 19,586731777 per share; (ii) to delegate to the Board of Directors the powers so that, once the suspension has finished and the corresponding authorization by the Argentine Central Bank has been obtained, it fixes the date for the implementation and write-off and the date for the payment of the dividend as well as the appointment of authorized individuals for the necessary filings before the corresponding agencies and (iii) that the amount of the proposed supplementary dividend and of the dividend approved by the General Ordinary and Extraordinary Shareholders Meeting held on May 15, 2020 amount to AR$ 14,500,000,000 (fourteen thousand, five hundred million Argentine pesos).

The counting of votes showed the following figures, as mentioned below:

Positive votes: 498,018,564.

Negative votes: 45,351.

Abstentions: 42,832,332.

Mr. Gonzalo José Vidal Devoto, representing the Supervisory Committee left on records that said Committee has exercised its powers during all the instances of the Meeting and has supervised due compliance with the legal, ruling and bylaws dispositions, with special observance of the minimum safeguards provided for in the Comisión Nacional de Valores General Resolution 830/2020. Without limitation of the foregoing, they have verified that the Shareholders mentioned at the beginning of the Meeting were effectively connected and participated in this video conference, which was held regularly in all aspects.

There being no further issues to be dealt with, this Meeting is adjourned at 11.55 a.m.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Argentina Bank S.A.

Date: November 24, 2020	By:	/s/ Ernesto Gallardo
Name: Ernesto Gallardo
Title: Chief Financial Officer